Dated: July 28, 1992

                         PRIME CASH FUND
             AMENDED AND RESTATED DISTRIBUTION PLAN

1. The Plan. This Plan, adopted January 17, 1983, amended and restated May 31, 1989 and further amended and restated July 28, 1992 (the "Plan") is the written plan contemplated by Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (the "1940 Act") of PRIME CASH FUND (the "Fund").

2. Definitions. As used in this Plan, "Qualified Recipients" means broker-dealers or others selected by the Fund's Adviser and/or Administrator, including but not limited to any principal underwriter of the Fund (other than a principal underwriter which is an affiliated person, or an affiliated person of an affiliated person, of the administrator) with which the Administrator has entered into written agreements ("Related Agreements") contemplated by the Rule and which have rendered assistance (whether direct, administrative, or both) in the distribution and/or retention of the Fund's shares or servicing of shareholder accounts. As used in this Plan, "Administrator" includes any sub-adviser which may in the future be retained by the Fund and which performs the functions now being performed by the Administrator.

     "Qualified Holdings" means, as to any Qualified Recipient, all Fund shares beneficially owned by such Qualified Recipient, or beneficially owned by its brokerage customers, other customers, other contacts, investment advisory clients, or other clients, if the Qualified Recipient was, in the judgment of the Adviser and/or Administrator instrumental in the purchase and/or retention of such Fund shares and/or in providing administrative assistance in relation thereto.

3. Certain Payments Permitted. Under this Plan, the Adviser and/or the Administrator, but not the Fund itself, are authorized to make payments ("Permitted Payments") to Qualified Recipients. Permitted Payments can be made by the Adviser and/or Administrator, directly or through the Distributor as disbursing agent, and shall not be the subject of reimbursement by the Fund to the Adviser or Administrator. Permitted Payments may not exceed .10 of 1% of the average annual net assets of the Fund for any full fiscal year of the Fund during which the portion of this Plan which authorizes such payments is in effect. If that portion of this Plan is not in effect for the whole of any fiscal year the amount of Permitted Payments shall be pro-rated for such part or parts of that fiscal year during which it was in effect, and shall also be pro-rated for any fiscal year which is not a full fiscal year. The Adviser and/or Administrator will have authority (i) as to the selection of any Qualified Recipient or Recipients; (ii) not to select any Qualified Recipient; and (iii) the amount of Permitted Payments, if any, to each Qualified Recipient provided that the total Permitted Payments to all Qualified Recipients do not exceed the amount set forth above. The Adviser and Administrator will consult with each other as to persons appropriate to be or become Qualified Recipients and the amounts of Permitted Payments to be made to these Qualified Recipients.

     The Adviser and/or Administrator are authorized under this Plan, but not directed, to take into account, in addition to any other factors deemed relevant by them, the following: (a) the amount of the Qualified Holdings of the Qualified Recipient; (b) the extent to which the Qualified Recipient has, at its expense, taken steps in the shareholder servicing area; and (c) the possibility that the Qualified Holdings of the Qualified Recipient would be redeemed in the absence of its selection or continuance as a Qualified Recipient. Notwithstanding the foregoing two sentences, a majority of the Independent Trustees (as defined below) may remove any person as a Qualified Recipient.

     Whenever the sub-adviser or administrator bears the costs, not borne by the Fund's Distributor, of printing and distributing all copies of the Fund's prospectuses, statements of additional information and reports to shareholders which are not sent to the Fund's shareholders, or the costs of supplemental sales literature and advertising, such payments are authorized.

     In view of the foregoing payments by the Administrator and/or the Adviser and the bearing by them of certain distribution expenses, it is recognized that the profits, if any, of the Administrator or Adviser are dependent primarily on the administration fees paid by the Fund to the Administrator and the advisory fees paid by the Fund to the Adviser and that their profits, if any, would be less or losses, if any, would be increased due to such payments and expenses. If and to the extent that any such fees paid by the Fund might, in view of the foregoing, be considered as indirectly financing any activity which is primarily intended to result in the sale of shares issued by the Fund, the payment of such fees is authorized. In taking any action contemplated by Section 15 of the 1940 Act as to any contract with the Adviser to which the Fund is a party, the Fund's Trustees, including its Trustees who are not "interested persons" as defined in the 1940 Act, shall, in acting on the terms of any such contract apply the "fiduciary duty" standard contained in Section 36(b) of the 1940 Act.


4. Certain Payments Authorized. If and to the extent that any of the payments listed below are considered to be "primarily intended to result in the sale of" shares issued by the Fund within the meaning of the Rule, such payments are authorized under this Plan: (i) the costs of the preparation of all reports and notices to shareholders and the costs of printing and mailing such reports and notices to existing shareholders, irrespective of whether such reports or notices contain or are accompanied by material intended to result in the sale of shares of the Fund or other funds or other investments; (ii) the costs of the preparation, printing and mailing of all prospectuses and statements of additional information to existing shareholders;
(iii) the costs of preparation, printing and mailing of any proxy statements and proxies, irrespective of whether any such proxy statement includes any item relating to, or directed toward, the sale of the Fund's shares; (iv) all legal and accounting fees relating to the preparation of any such reports, prospectuses, statements of additional information, proxies and proxy statements; (v) all fees and expenses relating to the qualification of the Fund and/or its shares under the securities or "Blue-Sky" laws of any jurisdiction; (vi) all fees under the Securities Act of 1933 and the 1940 Act, including fees in connection with any application for exemption relating to or directed toward the sale of the Fund's shares; (vii) all fees and assessments of the Investment Company Institute or any successor organization, irrespective of whether some of its activities are designed to provide sales assistance; (viii) all costs of the preparation and mailing of confirmations of shares sold or redeemed or share certificates, and reports of share balances; and (ix) all costs of responding to telephone or mail inquiries of investors.

5. Disinterested Trustees. While this Plan is in effect, the selection and nomination of those Trustees of the Fund who are not "interested persons" of the Fund shall be committed to the discretion of such disinterested Trustees. Nothing herein shall prevent the involvement of others in such selection and nomination if the final decision on any such selection and nomination is approved by a majority of such disinterested Trustees.

6. Reports. While this Plan is in effect, the Fund's Adviser and Administrator shall report at least quarterly to the Fund's Trustees in writing for their review on the following matters:
(i) all Permitted Payments made under the Amended Distribution Plan, the identity of the Qualified Recipient of each Payment, and the purposes for which the amounts were expended; (ii) all costs of each item specified in Section 4 of the Amended Distribution Plan (making estimates of such costs where necessary or desirable) during the preceding calendar or fiscal quarter; and (iii) all fees of the Fund to the Adviser or Administrator paid or accrued during such quarter.

7.   Effectiveness, Continuation, Termination and Amendment.
This Plan shall go into effect when it has been approved (i) by a vote of the Trustees of the Fund and of those Trustees (the "Independent Trustees") who are not "interested persons" as defined in the 1940 Act of the Fund and have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan, cast in person at a meeting called for the purpose of voting on this Plan; and (ii) by a vote of holders of at least a "majority" (as so defined) of the outstanding voting securities of the Fund. This Plan shall be submitted to the shareholders of the Fund for approval or disapproval at the first shareholders' meeting after the Fund commences the sale of its shares. This Plan shall, unless terminated as hereinafter provided, continue in effect from year to year after such shareholder approval only so long as such continuance is specifically approved at least annually by the Fund's Trustees and its Independent Trustees cast in person at a meeting called for the purpose of voting on such continuance. This Plan may be terminated at any time by vote of a majority of the Independent Trustees or by the vote of the holders of a "majority" (as defined above) of the outstanding voting securities of the Fund. This Plan may not be amended to increase materially the amount of payments to be made without shareholder approval as set forth in (ii) above, and all amendments must be approved in the manner set forth in (i) above.